Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2020 and 2019

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2020 (Unaudited)		December 31, 2019 (Audited)		June 30, 2019 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$19,150	4	$34,050	7	$36,551	7
Financial assets at fair value through profit or loss	8	—	1	—	3	—
Hedging financial assets	2	—	—	—	2	—
Contract assets	4,519	1	4,441	1	4,667	1
Trade notes and accounts receivable, net	26,711	5	26,408	6	27,704	6
Receivables from related parties	25	—	17	—	22	—
Inventories	18,140	4	17,344	4	15,257	3
Prepayments	4,877	1	1,883	—	4,938	1
Other current monetary assets	6,665	1	7,498	2	18,684	4
Other current assets	2,088	—	2,430	—	2,634	1

Total current assets	82,185	16	94,072	20	110,462	23

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	709	—	778	—	508	—
Financial assets at fair value through other comprehensive income	6,900	2	7,154	1	6,649	1
Investments accounted for using equity method	7,042	1	7,139	1	2,829	1
Contract assets	2,456	—	2,601	1	2,406	—
Property, plant and equipment	279,608	55	283,694	60	283,594	58
Right-of-use assets	11,332	3	11,364	2	11,530	2
Investment properties	8,214	2	8,169	2	8,272	2
Intangible assets	93,390	19	47,047	10	48,934	10
Deferred income tax assets	3,260	1	3,259	1	3,546	1
Incremental costs of obtaining contracts	956	—	943	—	1,010	—
Net defined benefit assets	2,253	—	2,128	—	966	—
Prepayments	2,496	—	2,679	1	2,844	1
Other noncurrent assets	4,996	1	6,101	1	5,709	1

Total noncurrent assets	423,612	84	383,056	80	378,797	77

TOTAL	$505,797	100	$477,128	100	$489,259	100

	June 30, 2020 (Unaudited)		December 31, 2019 (Audited)		June 30, 2019 (Unaudited)
	Amount	%	Amount	%	Amount	%
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$60	—	$90	—	$95	—
Short-term bills payable	15,990	3	—	—	—	—
Financial liabilities at fair value through profit or loss	—	—	—	—	1	—
Contract liabilities	18,191	4	16,840	3	14,724	3
Trade notes and accounts payable	12,478	3	15,312	3	15,321	3
Payables to related parties	377	—	654	—	399	—
Current tax liabilities	5,380	1	5,812	1	5,232	1
Lease liabilities	3,235	1	3,291	1	3,393	1
Dividends payable	32,783	6	—	—	34,746	7
Other payables	20,643	4	22,953	5	20,990	5
Provisions	200	—	207	—	145	—
Other current liabilities	956	—	984	—	998	—

Total current liabilities	110,293	22	66,143	13	96,044	20

NONCURRENT LIABILITIES
Contract liabilities	6,766	2	6,841	2	6,370	2
Long-term loans	1,600	—	1,600	—	1,600	—
Deferred income taxes liabilities	1,947	—	1,912	—	1,955	—
Provisions	101	—	97	—	83	—
Lease liabilities	6,381	1	6,467	2	6,341	1
Customers’ deposits	4,634	1	4,748	1	4,647	1
Net defined benefit liabilities	3,566	1	3,505	1	3,613	1
Other noncurrent liabilities	1,833	—	1,543	—	1,447	—

Total noncurrent liabilities	26,828	5	26,713	6	26,056	5

Total liabilities	137,121	27	92,856	19	122,100	25

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	16	77,574	16

Additional paid-in capital	149,786	30	149,762	31	149,761	30

Retained earnings
Legal reserve	77,574	15	77,574	16	77,574	16
Special reserve	2,676	1	2,676	1	2,676	1
Unappropriated earnings	50,932	10	65,984	14	49,802	10

Total retained earnings	131,182	26	146,234	31	130,052	27

Others	188	—	587	—	226	—

Total equity attributable to stockholders of the parent	358,730	71	374,157	78	357,613	73
NONCONTROLLING INTERESTS	9,946	2	10,115	3	9,546	2

Total equity	368,676	73	384,272	81	367,159	75

TOTAL	$505,797	100	$477,128	100	$489,259	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2020		2019		2020		2019
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$47,808	100	$50,108	100	$95,958	100	$101,439	100
OPERATING COSTS	29,801	63	32,267	64	60,192	63	65,748	65

GROSS PROFIT	18,007	37	17,841	36	35,766	37	35,691	35

OPERATING EXPENSES
Marketing	5,177	11	5,483	11	10,250	11	10,891	11
General and administrative	1,149	2	1,141	2	2,362	2	2,312	2
Research and development	961	2	954	2	1,897	2	1,875	1
Expected credit loss (reversal of credit loss)	98	—	(46)	—	104	—	(102)	—

Total operating expenses	7,385	15	7,532	15	14,613	15	14,976	14

OTHER INCOME AND EXPENSES	(11)	—	(5)	—	(12)	—	(9)	—

INCOME FROM OPERATIONS	10,611	22	10,304	21	21,141	22	20,706	21

NON-OPERATING INCOME AND EXPENSES
Interest income	33	—	77	—	72	—	130	—
Other income	287	1	279	1	330	—	335	—
Other gains and losses	(68)	—	116	—	(29)	—	97	—
Interest expenses	(48)	—	(26)	—	(90)	—	(52)	—
Share of profits of associates accounted for using equity method	139	—	148	—	174	—	225	—

Total non-operating income and expenses	343	1	594	1	457	—	735	—

INCOME BEFORE INCOME TAX	10,954	23	10,898	22	21,598	22	21,441	21
INCOME TAX EXPENSE	758	2	628	2	3,302	3	3,080	3

NET INCOME	10,196	21	10,270	20	18,296	19	18,361	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	956	2	(124)	—	(330)	—	(283)	—
Gain or loss on hedging instruments subject to basis adjustment	2	—	5	—	2	—	1	—
Share of remeasurements of defined benefit pension plans of associates	—	—	—	—	—	—	—	—

	958	2	(119)	—	(328)	—	(282)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(68)	—	39	—	(80)	—	63	—
Share of exchange differences arising from the translation of the foreign operations of associates	(1)	—	—	—	(1)	—	—	—

	(69)	—	39	—	(81)	—	63	—

Total other comprehensive income (loss), net of income tax	889	2	(80)	—	(409)	—	(219)	—

TOTAL COMPREHENSIVE INCOME	$11,085	23	$10,190	20	$17,887	19	$18,142	18

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2020		2019		2020		2019
	Amount	%	Amount	%	Amount	%	Amount	%
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,881	20	$10,044	20	$17,731	18	$17,973	18
Noncontrolling interests	315	1	226	—	565	1	388	—

	$10,196	21	$10,270	20	$18,296	19	$18,361	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,778	22	$9,961	20	$17,332	18	$17,739	18
Noncontrolling interests	307	1	229	—	555	1	403	—

	$11,085	23	$10,190	20	$17,887	19	$18,142	18

EARNINGS PER SHARE
Basic	$1.28		$1.29		$2.29		$2.32

Diluted	$1.27		$1.29		$2.28		$2.31

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain on		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2019	$77,574	$149,762	$77,574	$2,676	$66,575	$146,825	$(79)	$538	$1	$460	$374,621	$9,837	$384,458
Appropriation of 2018 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(34,746)	(34,746)	—	—	—	—	(34,746)	—	(34,746)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Net income for the six months ended June 30, 2019	—	—	—	—	17,973	17,973	—	—	—	—	17,973	388	18,361
Other comprehensive income (loss) for the six months ended June 30, 2019	—	—	—	—	—	—	41	(276)	1	(234)	(234)	15	(219)

Total comprehensive income (loss) for the six months ended June 30, 2019	—	—	—	—	17,973	17,973	41	(276)	1	(234)	17,739	403	18,142

Share-based payment transactions of subsidiaries	—	(1)	—	—	—	—	—	—	—	—	(1)	16	15

BALANCE, JUNE 30, 2019	$77,574	$149,761	$77,574	$2,676	$49,802	$130,052	$(38)	$262	$2	$226	$357,613	$9,546	$367,159

BALANCE, JANUARY 1, 2020	$77,574	$149,762	$77,574	$2,676	$65,984	$146,234	$(148)	$735	$—	$587	$374,157	$10,115	$384,272
Appropriation of 2019 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(32,783)	(32,783)	—	—	—	—	(32,783)	—	(32,783)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(775)	(775)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2020	—	—	—	—	17,731	17,731	—	—	—	—	17,731	565	18,296
Other comprehensive income (loss) for the six months ended June 30, 2020	—	—	—	—	—	—	(73)	(328)	2	(399)	(399)	(10)	(409)

Total comprehensive income (loss) for the six months ended June 30, 2020	—	—	—	—	17,731	17,731	(73)	(328)	2	(399)	17,332	555	17,887

Share-based payment transactions of subsidiaries	—	24	—	—	—	—	—	—	—	—	24	51	75

BALANCE, JUNE 30, 2020	$77,574	$149,786	$77,574	$2,676	$50,932	$131,182	$(221)	$407	$2	$188	$358,730	$9,946	$368,676

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$21,598	$21,441
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	15,449	15,432
Amortization	2,124	2,129
Amortization of incremental costs of obtaining contracts	390	691
Expected credit loss (reversal of credit loss)	104	(102)
Interest expenses	90	52
Interest income	(72)	(130)
Dividend income	(236)	(241)
Compensation cost of share-based payment transactions	3	1
Share of profits of associates accounted for using equity method	(174)	(225)
Loss on disposal of property, plant and equipment	12	9
Loss on disposal of intangible assets	—	—
Loss on disposal of financial instruments	2	—
Loss (gain) on disposal of investments accounted for using equity method	6	(151)
Provision for inventory and obsolescence	196	241
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	68	6
Others	(54)	8
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	67	140
Trade notes and accounts receivable	(344)	2,464
Receivables from related parties	(8)	2
Inventories	(991)	(377)
Prepayments	(2,793)	(3,104)
Other current monetary assets	117	(1,033)
Other current assets	342	(58)
Incremental cost of obtaining contracts	(403)	(366)
Increase (decrease) in:
Contract liabilities	1,276	4,114
Trade notes and accounts payable	(2,833)	(5,144)
Payables to related parties	(277)	(519)
Other payables	(3,302)	(2,127)
Provisions	(3)	22
Other current liabilities	(18)	(154)
Net defined benefit plans	(64)	277

Cash generated from operations	30,272	33,298

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2020	2019
Interest paid	$(100)	$(51)
Income tax paid	(3,701)	(4,073)

Net cash provided by operating activities	26,471	29,174

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	(77)	—
Purchase of financial assets at fair value through profit or loss	(39)	—
Proceeds from disposal of financial assets at fair value through profit or loss	30	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(2,693)	(12,308)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	3,801	4,654
Proceeds from disposal of agreements collateralized by bonds with maturities of more than three months	15	—
Proceeds from disposal of investments accounted for using equity method	—	32
Acquisition of property, plant and equipment	(9,244)	(10,315)
Proceeds from disposal of property, plant and equipment	25	24
Acquisition of intangible assets	(47,467)	(119)
Acquisition of investment properties	(54)	—
Decrease (increase) in other noncurrent assets	42	(504)
Interest received	78	125
Dividends received	38	18

Net cash used in investing activities	(55,545)	(18,393)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	70	305
Repayment of short-term loans	(100)	(310)
Proceeds from short-term bills payable	29,000	—
Repayment of short-term bills payable	(13,000)	—
Decrease in customers’ deposits	(124)	(85)
Payments for the principal of lease liabilities	(2,006)	(1,962)
Increase in other noncurrent liabilities	289	137
Dividends distributed to noncontrolling interests	(7)	—
Change in other noncontrolling interests	72	14

Net cash provided by (used in) financing activities	14,194	(1,901)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2020	2019
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(20)	$26

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(14,900)	8,906
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	34,050	27,645

CASH AND CASH EQUIVALENTS, END OF PERIOD	$19,150	$36,551

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2020 and 2019

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2020 and 2019, the related consolidated statements of comprehensive income for the three months ended June 30, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2020 and 2019 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.